CODE OF ETHICS

Pursuant to the requirements of Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 the Vally Forge Fund, (the "Fund"), hereby adopts the following Code of Ethics that applies to the Fund's principal executive, financial and accounting officers or persons performing similar functions regardless of whether these individuals are employed by the Fund or a third party in order to prepare these written standards that are reasonably designed to deter wrongdoing and to promote:

a) Honest and ethical conduct, including the sthical handling of actual or apparent conflicts of interest between personal and professional relationships;

b) Full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities & Exchange Commission and in all public communications;

c) Compliance with all applicable governmental laws, rules and regulations;

d) Prompt internal reporting of violations of the code, should any ever occur, to all principal officers of the Fund and all appropriate persons identified in the code; and

e) The principal executive officer of the Fund will be held accountable for adherence to the code as presented above.

Item 3. Audit Committee Financial Expert.
The Fund is small and has had a flawless financial record since inception 32 years ago. The current principal executive officer has prepared all financial documents ever issued by the Fund, and has been doing so since the Fund's in-ception. The current Fund auditor is Michael Baranowsky of Sanville & Company, whose reports and communications indicate total satisfacation with the reports he has received. Victor Belanger, Chief Financial Officer, Linearizer Technology Inc. in Hamilton NJ is an "independent" member of the Board of Directors of the Valley Forge Fund who has performed several independent audits of the Fund's securities held in self custodianship in the past fifteen years. He always reported satisfactory findings to the Board of Directors. This 32 year record, plus having a qualified independent Auditor and Board member over-seeing the Fund's securities is believed to be sufficient rational to preclude the need for an Audit Committee or an Audit Committee Financial Expert to moni-tor future Fund finances unless the Fund should exceed 15 million in total assets.

Items 4-8. (Reserved)

Item 9. Controls and Procedures.
Bernard B. Klawans is the president of the Fund. He handles all financial mat-ters of the Fund and has provided excellent internal control procedures to pro-duce accuracy and safety in all financial matters involving Fund operations. He is also president and owner of the Investment Adviser, the Valley Forge Manage-ment Corporation that provides the Function of Transfer Agent "pro bono" to the Fund. He has provided the additional control of requiring the signatures of either the Chief Financial officer Sandra Texter or Ellen Klawans that holds no position in the Fund or Adviser as well as his on all checks issued by the Fund. Auditors have reviewed the Internal Control exercised by the Fund every year since it was installed as a filing requirement by the Securities & Exchange Commission and found it to be satisfactory for a small (less that 15 million dollars in total assets) fund.